AKERS BIOSCIENCES, INC.

201 GROVE ROAD

THOROFARE, NJ 08086

November 18, 2013

VIA ELECTRONIC MAIL

Jeffrey Riedler

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 1, 2013

File No. 333-190456

Dear Mr. Riedler:

By letter dated November 14, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Akers Biosciences, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on November 1, 2013 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Consolidated Financial Statements Six Months ended June 30, 2013 and 2012 Note 19-Subsequent Events, page F-14

1. Please refer to prior comment 6. As a reminder, please disclose any equity issuances made subsequent to the balance sheet date, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any transactions. Disclose the reasons for any differences between the fair value used for the equity issuances and your anticipated IPO price.

RESPONSE: The only equity issuance that occurred subsequent to the September 30, 2013 balance sheet date was the issuance of common stock pursuant to the conversion of the Company’s Series A Preferred Stock that occurred on November 15, 2013. We have revised our footnotes and disclosure accordingly.

Note 18-Subsequent Events, page F-36

2. Please refer to prior comment 8. We acknowledge your plan to implement a reverse stock split prior to the planned offering. We may have further comments, regarding the difference between the $0.02 price per share and your anticipated IPO price, once the IPO price has been set.

RESPONSE: We acknowledge that the commission may have further comments, regarding the difference between the $0.02 price per share and our anticipated IPO price once it has been set.

Very Truly Yours,

/s/ Thomas A. Nicolette

Thomas A. Nicolette

President and Chief Executive Officer

Akers Biosciences, Inc.